EXHIBIT 99.2

FORM OF PROXY

SUNCOR ENERGY

Computershare
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

000001

SAM SAMPLE
123 SAMPLES STREET
SAMPLETOWN SS X9X X9X

Security Class COMMON SHARES

Holder Account Number

C9999999999 I ND

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## Form of Proxy - Annual General Meeting to be held on April 23, 2009

## This Form of Proxy is solicited by and on behalf of Management.

### Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3. This proxy should be signed in the exact manner as the name appears on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**

6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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**Proxies submitted must be received by 10:30 am, Mountain Time, on April 21, 2009.**

## VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

**To Vote Using the Telephone**

- Call the number listed BELOW from a touch tone telephone.

**1-866-732-VOTE (8683) Toll Free**

**To Vote Using the Internet**

- Go to the following web site: www.investorvote.com

**To Receive Documents Electronically**

- You can enroll to receive future securityholder communications electronically, by visiting www.computershare.com - click "Enroll for e-delivery" under the Shareholder Services menu.

**If you vote by telephone or the Internet, DO NOT mail back this proxy.**

**Voting by mail** may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

**Voting by mail or by Internet** are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

**To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.**

CONTROL NUMBER 016809 HOLDER ACCOUNT NUMBER C9999999999 ACCESS NUMBER 99999

SUNQ_PRX_53446/000001/000001/i

SAM SAMPLE

C9999999999

IND EXT

## Appointment of Proxyholder

**I/We, being holder(s) of Suncor Energy Inc. hereby appoint:**
John T. Ferguson, or failing him, Richard L. George

OR

**Enter the name of the person you are appointing if this person is someone other than the foregoing.**

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of **Suncor Energy Inc.** to be held at the Lower Level, Metropolitan Conference Center, 333 - 4th Ave. SW, Calgary, Alberta on April 23, 2009 at 10:30 a.m. and at any adjournment thereof.

1. **Election of Directors**

| | For | Withhold | | For | Withhold | | For | Withhold |
|---|---|---|---|---|---|---|---|---|
| 01. Mel E. Benson | ☐ | ☐ | 02. Brian A. Canfield | ☐ | ☐ | 03. Bryan P. Davies | ☐ | ☐ |
| 04. Brian A. Felesky | ☐ | ☐ | 05. John T. Ferguson | ☐ | ☐ | 06. W. Douglas Ford | ☐ | ☐ |
| 07. Richard L. George | ☐ | ☐ | 08. John R. Huff | ☐ | ☐ | 09. M. Ann McCaig | ☐ | ☐ |
| 10. Michael W. O'Brien | ☐ | ☐ | 11. Eira M. Thomas | ☐ | ☐ | | | |

| | For | Withhold |
|---|---|---|
| 2. **Appointment of Auditors**<br>Re-appointment of PricewaterhouseCoopers LLP as auditor of the Corporation for the ensuing year. | ☐ | ☐ |

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**Authorized Signature(s) - This section must be completed for your instructions to be executed.**

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

**Interim Financial Statements** - Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

**Annual Report** - Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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SUNCOR ENERGY

Computershare
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

000002

SAM SAMPLE
123 SAMPLES STREET
SAMPLETOWN SS X9X X9X
AUSTRALIA

Security Class COMMON SHARES

Holder Account Number

C9999999999 I ND

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# Form of Proxy - Annual General Meeting to be held on April 23, 2009

## This Form of Proxy is solicited by and on behalf of Management.

### Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Fold

**Proxies submitted must be received by 10:30 am, Mountain Time, on April 21, 2009.**

## VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

**To Vote Using the Telephone**

- Call the number listed BELOW from a touch tone telephone.

**312-588-4290 Direct Dial**

**To Vote Using the Internet**

- Go to the following web site: www.investorvote.com

**To Receive Documents Electronically**

- You can enroll to receive future securityholder communications electronically, by visiting www.computershare.com - click "Enroll for e-delivery" under the Shareholder Services menu.

**If you vote by telephone or the Internet, DO NOT mail back this proxy.**

**Voting by mail** may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

**Voting by mail or by Internet** are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

**To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.**

CONTROL NUMBER 016809 HOLDER ACCOUNT NUMBER C9999999999 ACCESS NUMBER 99999

SUNQ_PRX_53446/000002/000002/i

SAM SAMPLE

C9999999999

IND EXT

## Appointment of Proxyholder

**I/We, being holder(s) of Suncor Energy Inc. hereby appoint:**
John T. Ferguson, or failing him, Richard L. George

OR

**Enter the name of the person you are appointing if this person is someone other than the foregoing.**

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of **Suncor Energy Inc.** to be held at the Lower Level, Metropolitan Conference Center, 333 - 4th Ave. SW, Calgary, Alberta on April 23, 2009 at 10:30 a.m. and at any adjournment thereof.

1. **Election of Directors**

| | For | Withhold | | For | Withhold | | For | Withhold |
|---|---|---|---|---|---|---|---|---|
| 01. Mel E. Benson | ☐ | ☐ | 02. Brian A. Canfield | ☐ | ☐ | 03. Bryan P. Davies | ☐ | ☐ |
| 04. Brian A. Felesky | ☐ | ☐ | 05. John T. Ferguson | ☐ | ☐ | 06. W. Douglas Ford | ☐ | ☐ |
| 07. Richard L. George | ☐ | ☐ | 08. John R. Huff | ☐ | ☐ | 09. M. Ann McCaig | ☐ | ☐ |
| 10. Michael W. O'Brien | ☐ | ☐ | 11. Eira M. Thomas | ☐ | ☐ | | | |

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| | For | Withhold |
|---|---|---|
| 2. **Appointment of Auditors**<br>Re-appointment of PricewaterhouseCoopers LLP as auditor of the Corporation for the ensuing year. | ☐ | ☐ |

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**Authorized Signature(s) - This section must be completed for your instructions to be executed.**

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

**Interim Financial Statements** - Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

**Annual Report** - Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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